UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”) dated June 26, 2008, announcing the Company’s completion of an equity issue of NOK 1,071 million.

Exhibit 1

FRO - Completion of an equity issue of NOK 1,071 million

Frontline Ltd. (the “Company” or “Frontline”) has today successfully completed a private placement of a total of three million new shares to a subscription price of NOK 357 per share. Gross proceeds from the equity issue amounted to NOK 1,071 million (equivalent to approx. USD 210 million).

The share capital of Frontline Ltd. following this issue amounts to USD 194,646,255 represented by 77,858,502 ordinary shares of USD 2.5 par value. Each ordinary share in Frontline Ltd. has one vote in the company’s Shareholders Meeting.

The net proceeds from the private placement will be used to finance the acquisition of the five double hull suezmax tankers and as settlement for the delivery of shares in Overseas Shipholding Group Inc. currently covered by forward contracts.

Hemen Holding Limited, a company indirectly controlled by Frontline’s chairman John Fredriksen, guaranteed the subscription of 2.3 million shares and was allocated a total of 225,000 shares. No compensation was received for the underwriting. Hemen Holding Limited will after this control a total of 26,304,053 shares constituting 33.8 percent of the issued share capital in the company.

The share issue was lead managed by Carnegie ASA, with Fearnley Fonds ASA, DnB NOR Markets and Dahlman Rose & Co LLC as co-lead managers.

Frontline Ltd.
June 26, 2008
Hamilton, Bermuda

For further enquiries:
Inger M. Klemp: Chief Financial Officer, Frontline Management AS, +47 23 11 40 00

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: June 27, 2008
By: /s/  Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

SK 02089 0009 896913